SEC FILE NUMBER
000-33275

CUSIP NUMBER
93564A100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I —REGISTRANT INFORMATION

Warren Resources, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1331 17th Street, Suite 720

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Warren Resources, Inc. (the “Company”) is filing this Form 12b-25 with respect to its quarterly report on Form 10-Q for the period ended June 30, 2016 (the “Quarterly Report”). The Company was unable to file the Quarterly Report with the Securities and Exchange Commission within the prescribed time period due to the circumstances described below.

As previously disclosed, on June 2, 2016, the Company and certain of its wholly owned subsidiaries filed voluntary petitions for reorganization (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. In the time since their filing, the Chapter 11 Cases have required substantial management time and attention, which disrupted the Company’s normal closing procedures for the Quarterly Report. Management and the Company’s Board of Directors are actively working to compile the required disclosure; however, the foregoing issues have caused the Company to be unable to compile all information necessary to prepare and file the Quarterly Report within the prescribed period without unreasonable effort or expense.

The Company is currently unable to predict when it will be in a position to file the Quarterly Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James A. Watt	720	403-8125
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No:

Quarterly report on Form 10-Q for the period ended March 31, 2016.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No:

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Warren Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2016	Warren Resources, Inc.

/s/ JAMES A. WATT
Name: James A. Watt
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).